CLANCY CORP.

2nd Floor, BYD, No. 56, Dongsihuan South Road,

Chaoyang District, Beijing, China 100023

+187-0157-1157

February 18, 2020

Securities and Exchange Commission

Washington, DC 20549

Re: Comment Letter dated January 31, 2020

Clancy Corp (“Company”)

Form 10-K for Fiscal Year Ended July 31, 2019 (“Original Filing”)

Filed November 14, 2019

File No. 333-213698

To Whom It May Concern:

In response to the above referenced Comment Letter, the Company is filing herewith Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2019 (“Amendment”) which amends the Original Filing.

The Amendment responds to the two comments set forth in the Comment Letter. Specifically, the Amendment;

(i) removes the audit report of the Bharat Parikh & Associates (“Former Auditor”) (See Financial Statements (F-1 through F-12) in the Amendment),

(ii) labels the columns of the financial statements for fiscal year 2018 as “not audited” (See pages F-3 through F-6, F-10 and F-12 of the Amendment),

(iii) amends in its entirety Item 9A. Controls and Procedures which supersedes the same Item in the Original Filing (See page 21 of the Amendment) and

(iv) includes additional disclosure in Item 9B. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure with respect to the Former Auditor (See page 20 of the Amendment) .

In addition, the Company has retained its current auditor to re-audit its financial statements for the fiscal year ended July 31, 2018. We intend to file another amendment which will include the re-audited 2018 year-end financial statements as soon as possible.

If you have any further questions concerning the Original Filing or Amendment, please contact our counsel, Daniel H. Luciano, Esq. His phone is 908-832-5546 and email is dhl@dhlucianolaw.com.

Respectfully,

/s/ Gaoyang Liu

Gaoyang Liu

Chief Executive Officer